787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 21, 2014

VIA EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

Re:	Comments to Preliminary Proxy Materials for Flaherty & Crumrine Preferred Income Fund Incorporated, Flaherty & Crumrine Preferred Income Opportunity Fund Incorporated, Flaherty & Crumrine Preferred Securities Income Fund Incorporated, Flaherty & Crumrine Total Return Fund Incorporated, and Flaherty & Crumrine Dynamic Preferred and Income Fund Incorporated (each, a “Fund” and collectively, the “Funds”)
Investment Company Act File Nos. 811-06179, 811-06495, 811-21129, 811-21380 and 811-22762

Dear Ms. Rossotto:

The Funds filed a preliminary joint combined proxy statement on Schedule 14A (the “Joint Combined Proxy Statement”) with the Securities and Exchange Commission (the “Commission”) on March 6, 2014. This letter responds to comments regarding the Joint Combined Proxy Statement that you provided in a telephone conversation on March 14, 2014 to Neesa Sood. We have discussed the staff’s comments with representatives of the Funds. For your convenience, the substance of those comments has been restated in italicized text below. The Funds’ response to each comment is set out immediately under the restated comment.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Joint Combined Proxy Statement.

Comment No. 1: Please add language to make clear that each Fund’s annual reports will be available upon request, without charge, by contacting a name and address or by calling a toll-free number.

Response: This disclosure is included on page 1 of the Joint Combined Proxy Statement as follows: “THE ANNUAL REPORT OF EACH FUND, INCLUDING AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2013, IS AVAILABLE UPON REQUEST, WITHOUT CHARGE, BY WRITING TO BNY MELLON C/O COMPUTERSHARE, P.O. BOX 30170, COLLEGE STATION, TEXAS 77842-3170, OR BY CALLING 1-866-351-7446.” In response to the Staff’s comments, this disclosure has been added to the Notice of Annual Meeting to Shareholders and Notice of Special Meeting to Shareholders.

New York	Washington	Paris	London	Milan	Rome	Frankfurt	Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: On page 1 of the Joint Combined Proxy Statement, it provides that: “Costs of proxy solicitation and expenses incurred in connection with the preparation of this Joint Proxy Statement and its enclosures will be shared proportionally by the Funds.” Please update the Joint Combined Proxy Statement to include what the total costs are and to explain what is meant by “shared proportionally by the Funds.”

Response: No proxy solicitation firm will be used in connection with the Joint Combined Proxy Statement. The sentence will be replaced as follows:

No proxy solicitation firm will be used in connection with the Joint Combined Proxy Statement. The Funds will evenly split the expenses incurred in connection with the preparation of this Joint Proxy Statement. Each Fund will pay for its respective expenses incurred in connection with printing and mailing of the Joint Combined Proxy Statement and its enclosures to shareholders.

Comment No. 3: On page 14 of the Joint Combined Proxy Statement, it states that: “However, each Fund historically has mitigated, and in the future may mitigate, some or all of this exposure to long-term U.S. Treasury interest rates through purchasing futures or options, entering into swap transactions or utilizing other types of instruments.” Please add the word “continue to” after “in the future may” in order to clarify that there is no substantive change in policy. Please also update this sentence so it makes clear that this is the “interest-rate hedging strategy” discussed a few paragraphs below on page 14.

Response: The requested change has been made by replacing the sentence as follows (underlined language indicates changed language): “However, while it does not currently do so, each Fund has historically and may in the future utilize an interest-rate strategy. Under this strategy, each Fund mitigates some or all of this exposure to long-term U.S. Treasury interest rates through purchasing futures or options, entering into swap transactions or utilizing other types of instruments.”

Comment No. 4: On page 15, please include the name and address of the principal underwriter of the Funds pursuant to Schedule 14A, Item 22(a)(3)(i).

Response: Each Fund is a closed-end investment company. Currently, the Funds have no principal underwriter because they are not engaged in an offering of its shares.

If you have any questions regarding these responses, please do not hesitate to contact me at 212-728-8294.

Very truly yours,

/s/ Maria Gattuso
Maria Gattuso

Enclosures

cc:	Chad C. Conwell, Flaherty & Crumrine Incorporated Rose F. DiMartino, Willkie Farr & Gallagher LLP